Filed by Brookline Capital Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Apexigen, Inc.

Commission File No. 001-39488

Date: April 22, 2022

Investor Day

Hosted by Apexigen

Monday, May 16, 2022

11:00 AM EDT

Apexigen, a clinical-stage company focused on developing innovative antibody-based therapeutics for the treatment of cancer with a focus on immuno-oncology, announced on March 18, 2022, that it had entered into a business combination agreement with Brookline Capital Acquisition Corp. (Nasdaq: BCAC), a special purpose acquisition company, pursuant to which Apexigen and Brookline Capital Acquisition Corp. would combine, with the former equityholders of both entities holding equity in the combined public company listed on the Nasdaq Stock Exchange. Apexigen has built a diversified pipeline of wholly owned and partnered assets leveraging its proprietary APXiMAB™ antibody discovery platform. The company’s lead asset, sotigalimab, is a potentially best-in-class and first-in-class CD40 agonist with unique epitope specificity and Fc receptor engagement for optimal therapeutic effect.

Apexigen will host an investor day to provide an overview of its antibody therapeutic pipeline and unique APXiMAB™ platform. The company will discuss sotigalimab’s Phase 2 development with a focus on melanoma, esophageal/GEJ and sarcoma indications, its positioning in the competitive landscape, key data to date and upcoming milestones. The company will also highlight its promising pre-clinical program APX601, an anti-TNFR2 antagonist antibody.

The investor day will feature presentations from Apexigen’s leadership team:

•	Xiaodong Yang, MD, PhD (CEO, Apexigen)

•	Frank Hsu, MD (CMO, Apexigen)

•	Francis Sarena (COO, Apexigen)

A live question and answer session will follow.

IMPORTANT INFORMATION

Registration information You are required to register in advance for the webcast. For those who are unable to listen at this time, a replay of the call will be available by clicking here.	Q&A information If you would like to ask a question during the live Q&A, please submit your request to questions@lifesciadvisors.com.
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Additional Information and Where to Find It

In connection with the proposed business combination, Brookline Capital Acquisition Corp. (“BCAC”) filed a registration statement on Form S-4 (the “Registration Statement”) containing a preliminary proxy statement and preliminary prospectus of BCAC, and after the Registration Statement is declared effective, BCAC will mail a definitive proxy statement/prospectus relating to the proposed business combination to its stockholders. BCAC’s and Apexigen, Inc.’s (“Apexigen”) stockholders and other interested persons are advised to read the Registration Statement, including any amendments thereto and other documents filed in connection with BCAC’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination, because those materials contain important information about Apexigen, BCAC and the proposed business combination. When available, the definitive proxy statement/prospectus and other relevant materials will be mailed to BCAC stockholders as of a record date to be established for voting on the proposed business combination.

Stockholders may obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC by BCAC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Patrick Sturgeon, Chief Financial Officer, Brookline Capital Acquisition Corp., 280 Park Avenue, Suite 43W, New York, New York 10017, or by telephone at (646) 603-6716, or by contacting Morrow Sodali LLC, BCAC’s proxy solicitor, toll-free at (800) 662-5200.

Participants in the Solicitation

Apexigen, BCAC and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from BCAC stockholders in respect of the proposed business combination. Information regarding BCAC’s directors and executive officers is available in its final prospectus filed with the SEC under Rule 424(b)(4) on January 29, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is contained in the proxy statement/prospectus related to the proposed business combination, which was filed on a Form S-4 (File No. 333-264222) on April 8, 2022, and which can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements with respect to the potential therapeutic benefits of Apexigen’s product candidates. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In addition, any statements that refer to characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. There can be no assurance that future developments affecting Apexigen or BCAC will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Additional factors that could cause actual results to differ are discussed under the heading “Risk Factors” and in other sections of BCAC’s filings with the SEC, and in BCAC’s current and periodic reports filed or furnished from time to time with the SEC. All forward-looking statements in this invitation are based on information available to BCAC and/or Apexigen as of the date hereof, and BCAC and/or Apexigen assumes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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